UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.
Publicly Held Corporation
Brazilian Taxpayers’ Number (CNPJ): 06.948.969/0001-75
NIRE: 35.300.316.584

MATERIAL FACT

Linx S.A. (“Linx” or “Company”) (B3: LINX3 | NYSE: LINX), in accordance with Article 157, paragraph 4 of Law No. 6.404/76, as amended (“Brazilian Corporate Law”) and CVM Normative Ruling No. 358, of January 3, 2002, informs its shareholders, the market in general and other interested persons the following.

1.       On August 11, 2020, the Company, STNE Participações S.A., a Brazilian joint-stock corporation enrolled with CNPJ/ME under No. 35.767.420/0001-82 (“STNE” and, jointly with Linx, the “Companies”), and STONECO LTD., a company organized and validly existing under the laws of the Cayman Islands, enrolled with CNPJ/ME under No. 31.752.270/0001-82 (“StoneCo”), controlling shareholder of STNE, and other parties as intervening and consenting parties, entered into a Joint Venture and Other Covenants Agreement (“Joint Venture Agreement”), which involves the combination of the Company’s and STNE’s businesses (“Transaction”).

2.       The execution of the Joint Venture Agreement was approved by the Board of Directors of Linx in a meeting held on August 10, 2020.

3.       Upon the satisfaction of the conditions set forth in the Joint Venture Agreement, the Board of Directors of Linx, after the execution of the Merger of Shares Protocol and Justification (“Protocol”), shall meet in due course to (a) detail its recommendation to the shareholders of the Company concerning the Transaction; and (b) call a general shareholders’ meeting to deliberate the terms of the Transaction.

Transaction Structure

4.       As per the Joint Venture Agreement, the parties have agreed that the combination of the operations of STNE and Linx will be implemented by means of (i) the merger of all of Linx’s issued and outstanding shares by STNE (“Merger of Shares”), with attribution, to the shareholders of Linx, of the mandatorily redeemable class A and class B preferred shares issued by STNE; and (ii) the redemption of all the newly issued mandatorily redeemable preferred shares of STNE (“Redemption of Shares”), upon the payment of an amount in cash and the delivery of class A shares of StoneCo, traded on the NASDAQ - Nasdaq Stock Market.

5.       Upon the approval of the Merger of Shares, new mandatorily redeemable class A and class B preferred shares of STNE will be attributed to the shareholders of Linx, with the attribution of one (1) mandatorily redeemable class A preferred share and one (1)

mandatorily redeemable class B preferred share issued by STNE for each one (1) common share issued by Linx (“New Shares”). The New Shares will have the same rights and benefits attributed to it in the Bylaws of STNE.

6.       Immediately after the implementation of the Merger of Shares, the Redemption of Shares shall occur as follows:

(a)       each one (1) Class A preferred share of STNE will be redeemed upon the payment, in a single installment, to its holder, of thirty reais and thirty nine cents (R$ 30.39) updated pro rata die based on the CDI variation as from the sixth (6th) month counted as of the execution date of the Joint Venture Agreement until the date of the actual payment; and

(b)       each one (1) Class B preferred share of STNE will be redeemed upon delivery, to its holder, of 0.0126774 class A shares of StoneCo, traded on the NASDAQ.

7.       The shares exchange ratio agreed by the parties attributes the price per share of the Company of thirty three reais and seventy six cents (R$ 33.76).

8.       The Protocol may establish alternatives for the combination of a portion in cash or in class A shares of StoneCo, provided that the disbursement of five billion, four hundred and forty one million, one hundred and twenty two thousand, one hundred and seventy nine reais and forty two cents (R$ 5,441,122,179.42) and the delivery of two million, two hundred and sixty nine thousand, eight hundred and two (2,269,802) class A shares of StoneCo are respected.

9.       The holders of American Depositary Receipts (“ADRs”) backed by shares issued by Linx will be entitled to receive Class A shares of StoneCo, utilizing the same share exchange ratio. To this extent, STNE and StoneCo will take the measures to register the Transaction (or the waiver of such registration, as applicable) jointly with the Securities and Exchange Commission in the USA. Once the Transaction has closed, the shares and the ADRs issued by Linx will cease to be negotiated on the B3 S.A. – Brasil, Bolsa, Balcão (“B3”) and on the New York Stock Exchange - NYSE, respectively.

Conditions Precedent to the Transaction

10.       The closing of the Transaction is subject to the verification of usual conditions precedent for transactions of this nature, including, without limitation, (i) the approval of its consummation by the Brazilian Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica – CADE) in a definitive form; (ii) effectiveness of a registration statement on Form F-4 of StoneCo, in accordance with the US Securities Act of 1933; (iii) the approval, by the shareholders of Linx, of the (a) waiver of the application of Article 43 of the bylaws of Linx, related to the occasional obligation of STNE to perform a public offer of Linx as a result of the Transaction; (b) waiver of the adhesion of STNE to the Novo Mercado listing level of B3; and (c) Merger of Shares, including, but not limited to the Protocol and the respective appraisal report; and (iv) the approval, by the shareholders of STNE, of the (a) Merger of Shares, including, but not limited to the Protocol and the respective appraisal report; and (b) Redemption of Shares, as a subsequent and interdependent act of the Merger of Shares. The approval by the shareholders of Linx shall also require the approval of a majority of the shareholders that hold free float Company shares and attending the general shareholders’ meeting of the Company that will deliberate on the Transaction, in accordance with the terms of the single paragraph of article 46 of the Novo Mercado Regulation, as well as the approval of at least half of the Company’s voting shares, as per paragraph 2 of article 252 of the Brazilian Corporate Law.

11.       The Joint Venture Agreement may be terminated in case certain conditions are not satisfied.

Exclusivity and Compensatory Fine

12.       In accordance with the terms of the Joint Venture Agreement, the Company assumed an exclusivity commitment with the Stone Group to consummate the Transaction, provided, however, that certain managers of the Company shall be able to receive and analyze binding and unsolicited proposals from third parties. In case a concurrent transaction with a third party is completed, the Company will be responsible to pay a compensatory fine to STNE of R$605 million.

13.       If the Transaction is not approved by the shareholders of Linx in the general shareholders’ meeting to be called, the Company will be required to pay to STNE a compensatory fine equivalent to 25% of the compensatory fine described in item 12 above. If a concurrent transaction is accepted, approved or entered into by Linx or its shareholders with a third party and announced or disclosed up until the date of the abovementioned general shareholders’ meeting and such a concurrent transaction is concluded in up to 12 months counted as of the date of such a shareholders meeting, the Company shall pay an additional compensatory fine to STNE equivalent to 75% of the compensatory fine described in item 12 above.

14.       In case the CADE approval for the Transaction is not obtained, STNE shall be obligated to pay a compensatory fine to Linx in an amount equivalent to R$ 605 million.

15.       In case of a breach by any of the parties of its respective obligations that results in the termination of the Joint Venture Agreement, Linx or STNE will pay a compensatory fine to the innocent party in an amount equivalent to R$ 605 million.

Other Commitments

16.       For purposes of the Transaction, the founding shareholders of Linx, on the one side, and the controlling shareholders of STNE, on the other side, have entered into a Voting Commitment and Assumption of Obligations, which provides for the vote in the general shareholders’ meeting in favor to approve the Transaction. Additionally, during the term of the Voting Commitment, the founding shareholders of Linx have committed not to transfer or in any form dispose of their shares of Linx, as the case may be.

17.       In addition to the Joint Venture Agreement and to the Voting Commitment, and as a condition proposed by STNE as an essential element of the Transaction, STNE entered into compensated non-competition and non-solicitation commitments with founding shareholders that hold key management positions of the Company and a proposal to hire the current Chief Executive Officer of the Company to continue to render services to the Stone Group, in both cases with effects conditioned to the conclusion of the Transaction.

18.       Up until the consummation date of the Transaction, the Companies will continue to operate independently.

Withdrawal Right

19.       The Company informs that the Merger of Shares will trigger a withdrawal right to the dissenting shareholders of the Company. The details on the exercise of the withdrawal right, including the value of the reimbursement, will be communicated to the market in due course.

Access to Documents and Information

20.       The Joint Venture Agreement, the Voting Commitment and its exhibits will be available for review by the Company’s shareholders, as from the current date, at its headquarters, at the investors relationship’s website of the Company (www.ri.linx.com.br), as well as in the websites of the Brazilian Securities Exchange Commission (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br) and of B3 (www.b3.com.br).

21.       Additional information disclosures to the market will be performed in due course in the terms of the applicable laws, including those required by CVM Normative Ruling No. 565, of June 15, 2015.

São Paulo, August 11, 2020.

LINX S.A.

Ramatis Rodrigues

Investors Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2020

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer